SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SEB Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

66 Hudson Boulevard, 28th floor
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anna Elinore Stroem	212-907 4855	elinore.strom@sebny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/14/2023	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Anna Elinore Stroem, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SEB Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
FinOp

[signature]
Notary Public

EVELYN MARTINEZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MA6267792
Qualified in Richmond County
Commission Expires August 20, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
SEB Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SEB Securities, Inc. (a wholly owned subsidiary of SEB AB) (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SEB Securities, Inc. as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2013.

New York, New York
March 12, 2024

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

FINANCIAL STATEMENT

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	19,657,028
Taxes receivable		1,122,137
Due from Parent		1,010,975
Other assets		248,442
Total assets	$	22,038,582

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued compensation	$	931,594
Accounts payable and accrued liabilities		565,289
Total liabilities		1,496,883

Commitments and contingencies (Note 6)

Stockholder's equity

Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares		10
Additional paid-in capital		2,530,210
Retained earnings		18,011,479
Total stockholder's equity		20,541,699
Total liabilities and stockholder's equity	$	22,038,582

See accompanying Notes to Financial Statements

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2023

1. Nature of Operations

SEB Securities, Inc. (the "Company") is a wholly owned subsidiary of Skandinaviska Enskilda Banken AB (publ) ("SEB AB" or the "Parent"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as financial advisory services in connection with trans-Atlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company processes customers' securities transactions with an affiliate, which clears and settles the transactions on a receipt versus payment/delivery versus payment basis. The Company also executes and clears U.S. securities trades through an unaffiliated clearing broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2023.

The Company's cash at December 31, 2023 was held at one financial institution. More than half of the Company's stockholder's equity is held in one bank account and, therefore, is subject to the credit risk at the financial institution that holds the account. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Receivable from and Payable to Broker-Dealers

From time to time the Company will have a receivable from and payable to broker-dealers that will consist primarily of failed-to-deliver/failed-to-receive transactions with an affiliate.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into U.S. dollar amounts using the average exchange rates.

Furniture, Equipment and Leasehold Improvements

The Company shares furniture, equipment and leasehold improvements with SEB NY (see Note 3).

Receivable from and Payable to Customers

From time to time the, Company will have a receivable from and payable to customers which will consist primarily of failed-to-deliver/failed-to-receive transactions with customers. As of January 1, 2023, the receivable from customers and the payable to customers was $0. At December 31, 2023, both receivable from customers and payable to customers were $0.

Commission Revenue and Execution and Clearing Costs

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Commission payments are received upon settlement date or on a monthly basis.

Underwriting Income

The Company earns underwriting income from its participation with its affiliates in initial public offerings. The Company records revenues, net of expenses, at the point in time the services related to the underlying transaction are complete under the terms of the individual agreement or contract and the amounts are reasonably determinable.

Securities Finance Income

The Company earns securities finance income in accordance with a revenue sharing agreement based on its participation in securities lending transactions as part of a global trading book with several affiliated entities. Each transaction involves borrowing securities from one counterparty and lending to a second counterparty, which may be either an affiliate in the global book or a third party. The Company has determined that the performance obligation is satisfied when the counterparties are identified, the pricing is agreed upon, and the terms of the agreements have been completed. Revenues cannot be directly assigned to individual members of the global book. Revenues are allocated to the Company and other members in the global book based on relative trader compensation of the member firms.

The Company also engages in conduit, or principal securities borrowing and lending activities involving U.S. institutional counterparties whereby the Company borrows fully-paid U.S. securities from a U.S. based institutional lender (in exchange for the provision of collateral to the lender) and then on-lends such securities to SEB AB (in exchange for the receipt of collateral from SEB AB, as borrower). The Company receives, as consideration for its conduit lending activities, a credit spread between its borrowing cost and its lending fee. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, conditional upon certain closing requirements as stipulated in the individual contract agreements.

Capital Markets Income

The Company markets capital market products to U.S. investors. The buy and sell side of each trade is executed at the same time and the Company recognizes a gain or loss on the trade. Revenue is recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the

underlying financial instrument and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Other Income

The Company records other income from providing research services to third parties as received. Research services are provided to various customers and billed as provided. The Company is unable to determine propriety or collectability of amounts and recognizes revenue as earned. Therefore, the Company has determined that the performance obligation is satisfied when the third party releases payment to the Company.

Interest Income

The Company earns interest income primarily on cash balances which is recognized on an accrual basis.

Long-term Incentive Compensation ("LTI")

Long-term incentive compensation cost is measured at the date of grant based on the current fair value of the award and is recognized as an expense on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (the "vesting period") (see Note 4). On older (closed) plans, the award was settled through purchases of Parent stock in the open market. As such, the Company accrued a liability over the vesting period, which is included in 'Accounts payable and accrued liabilities' on the statement of financial condition. At the same time, the Parent agreed to contribute capital to cover all payouts under the plans. Each prior period, the Company recorded a contribution and receivable from the Parent until payouts are made under the programs. The receivable was included in 'Due from Parent' on the statement of financial condition.

Long-term incentive compensation cost on active plans is measured on the current fair value of the award and is recognized as a probable expense on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (the "vesting period") (see Note 4). These plans are settled in cash through the normal payroll process and as such, the Company accrues a liability over the vesting period, which is included in 'Accounts payable and accrued liabilities' on the statement of financial condition.

For the year ended December 31, 2023, shares worth approximately $24,000 were included in 'Additional paid-in capital' as a result of an employee with participation in the SEB AB share program being expatriated from SEB AB in Sweden to SEB Securities, Inc. These shares are accrued on a straight-line basis, same as the ordinary cash settled programs. Shares that will become exercisable during the expatriate contract will be settled in cash, irrespective of if they were initially granted as share rights.

Short-term Incentive Compensation ("STI")

Short-term incentive compensation is expensed in the period granted. However, at the discretion of the Company, a portion may be deferred over three years (see Note 4). As such, the Company's statement of financial condition includes the full effect of the STI awarded and liability for unpaid deferred amounts within 'Accounts payable and accrued liabilities.

Income Taxes

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted

tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2023.

The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2023.

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states and foreign jurisdictions.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

A valuation allowance is provided against a deferred tax asset when it is more likely than not that some or all of the deferred tax assets will not be realized. All available evidence is considered to determine whether a valuation allowance for deferred tax assets is needed. Items considered in determining the Company's valuation allowance include expectations of future earnings of the appropriate tax character, recent historical financial results, tax planning strategies, the length of statutory carryforward periods and the expected timing of the reversal of temporary differences.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liabilities Subordinated to Claims of General Creditors

In June 2014, the Company entered into a subordinated revolving note agreement for a maximum $10 million with its Parent which matures in 2024. There were no draws on the subordinated revolving note agreement during 2023 and no amount outstanding as of December 31, 2023.

3. Related Party Transactions

The Company has a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. The research costs are allocated to the Company predicated on the number of sales staff in New York to the Parent's total sales staff. Trading and settlement expenses are allocated to the Company based on the number of the Company's customer transactions to the number of the Parent's total customer transactions. Additionally, information technology costs are separately allocated based on usage and contractual agreements.

At December 31, 2023, the Company had a receivable from its Parent of approximately $1,149,000 for trading commissions, fee income, and reimbursements, as well as a payable to the Parent for clearing fees of approximately $13,000, and $125,000 for pension costs which are reported net in the statement of financial condition.

The Company operates under service level agreements with a branch of the Parent, Skandinaviska Enskilda Banken New York ("SEB NY"), under which the Company agreed to reimburse the branch for finance, accounting, information technology, operations and other support costs ("Allocated Costs") provided by SEB NY to the Company.

The Company shares office space with SEB NY (see Note 6), which includes sharing furniture and certain equipment. There were no amounts due at December 31, 2023 under the lease agreement.

Transactions among the various parties are not presumed to be at arm's length and, therefore, the amounts involved are not necessarily the same as what might prevail in transactions among non-related parties.

4. Employee Compensation Programs

The Company's remuneration is based on three major components: base pay, variable pay and pension/benefits. Variable pay is all compensation that is not predetermined to any size or amount. Variable pay includes both short-term incentive ("STI") and long-term incentive ("LTI") programs.

Short-Term Incentive Program ("STI")

Based on the performance of the Company, Parent, and the individual, the Company may award STIs to select staff. These are cash awards in accordance with applicable regulations and expensed at the time the award was granted. A portion of some awards will be deferred and evenly paid out over three years as long as the performance criteria are met. As of December 31, 2023, $185,000 of accrued STIs are included within the statement of financial condition.

Long-Term Incentive Program ("LTI")

Each year the Company may offer one or more long-term equity-based incentive programs which have multi-year financial impact. The Parent manages each plan and may make the payouts under the plans dated prior to 2016. Company employees can be invited to participate in an LTI plan, as long as the employee meets plan criteria and remains employed by the Company. The financial impact is reported within the financial statement. The programs' key features and 2023 financial implications are as follows:

- **Share Deferral Program ("SDP")**
  - Offered to a small number of selected senior executives.
  - Participants are granted an individual number of Conditional Share Rights ("CSR").
  - One CSR shall correspond to the fair value of the volume weighted average price for one SEB Class A-share.
  - The programs are based on performance and have a vesting period of three years.
  - Settlement to the employee is in cash through the normal payroll process.

To account for the SDP plans, the estimated total cost is calculated based on the current fair value of the CSR and expensed evenly over the vesting period until fully vested. As of December 31, 2023, the total accrued expense to date is approximately $194,000 and is included in 'Accrued compensation' in the statement of financial condition.

5. Income Taxes

The tax-effected components of deferred income tax assets consisted of the following at December 31, 2023:

Net operating loss carryforwards	$ 2,326,349
Temporary differences	290,599
Gross deferred tax assets	2,616,948
Valuation allowance	(2,616,948)
Deferred tax assets	$ -

The Company files a federal income tax return and is included in the combined New York State and New York City income tax returns of the U.S. branch of the Parent. The Company's effective federal tax rate differs from the statutory rate primarily due to the effects of state and local taxes and prior year adjustments and a current year valuation allowance.

As of December 31, 2023, the Company had a gross deferred tax asset of approximately $2,617,000, which is reduced by a full valuation allowance. The Company's evaluation of the realizability of deferred tax assets must consider both positive and negative evidence. The weight given to the potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. The Company has determined, based upon available evidence, that it is more likely than not that all of the net deferred tax assets will not be realized and, accordingly, has provided a full valuation allowance against its net deferred tax asset. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, net operating loss carryback potential and tax planning strategies in making these assessments.

As of December 31, 2023, 2020 through 2022 income tax returns are open with the Internal Revenue Service, New York State, and City taxing authorities' examination under applicable statutes of limitations. The Company has New York State net operating losses which will begin to expire in 2036 and New York City net operating loss which will begin to expire in 2039.

6. Commitments and Contingencies

License Agreement

The Company has a license agreement for office facilities with the Parent which commenced in December 2013. Subsequent license attachments have been for one-year extensions. The aggregate future minimum annual license payments for 2024 are approximately $362,000.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

7. Pension Plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible U.S. employees.

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a receive versus payment/delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions.

These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

9. Net Capital Requirement

The Company, as a member of the FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Standard. Under this method, the Company's net capital, as defined, shall not be less than $250,000. At December 31, 2023, the Company had net capital of approximately $18,160,000, which exceeded the required minimum net capital by approximately $17,910,000.

10. Allowance for Credit Losses

The Company is subject to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The Company's product strategy is predicated on the following precepts:

- A straightforward commission and research approach with no trading or credit positions either internally or externally. Hence, the primary assets on the statement of financial condition are capital oriented.

- Securities lending is fully collateralized, and transactions are performed 100% within the legal auspices of SEB AB. The Company is functionally capitalized and has a $10 million subordinated guarantee available from the Parent.

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2023

- Fixed income transactions consist of funded commitments, and the assets are recorded in the name of SEB AB.

- Accordingly, the Company has not provided an allowance for credit losses at December 31, 2023.

11. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraphs (k)(2)(i) for the year ended December 31, 2023 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

12. Subsequent Events

Management of the Company has evaluated events or transactions that have occurred since December 31, 2023 and determined that there are no material events that would require recognition or additional disclosure in the Company's financial statements.